SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021.

Commission File Number

LI-CYCLE HOLDINGS CORP.

Li-Cycle Corp.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

        (877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F Ö    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As previously disclosed, on February 15, 2021, Peridot Acquisition Corp., a Cayman Islands exempted company, (“Peridot”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among Peridot, Li-Cycle Corp., an Ontario corporation (“Li-Cycle”), and Li-Cycle Holdings Corp., an Ontario Corporation and a wholly owned subsidiary of Li-Cycle (“Newco”), pursuant to which, subject to the terms and conditions of the Business Combination Agreement, Peridot will consummate its initial business combination with Li-Cycle (the “Business Combination”).

On March 30, 2021, Newco filed a Registration Statement on Form F-4 (No. 333-254843) containing a prospectus of Newco and proxy statement of Peridot relating to the Business Combination (such prospectus and proxy statement in definitive form, the “Proxy Statement/Prospectus”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 15, 2021. On April 16, 2021, June 3, 2021, July 10, 2021 and July 13, 2021, Peridot received a total of five demand letters from purported shareholders of Peridot (the “Demand Letters”), one of which (the Demand Letter dated July 13, 2021), was also addressed to Li-Cycle, alleging that the Proxy Statement/Prospectus contained disclosure deficiencies and/or incomplete information regarding the Business Combination.

Peridot and Li-Cycle believe that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law and that the allegations contained in the Demand Letters are entirely without merit. However, in order to moot the purported Peridot shareholders’ unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its shareholders, Peridot and Li-Cycle have determined to voluntarily supplement the Proxy Statement/Prospectus with certain supplemental disclosures as described in the following section entitled “Supplemental Disclosures to Proxy Statement Prospectus” in this Current Report on Form 6-K. Nothing in this Current Report on Form 6-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Peridot and Li-Cycle (as applicable) specifically deny all allegations by the purported Peridot shareholders in the Demand Letters that any additional disclosure was or is required.

The supplemental disclosures contained herein will not affect the timing of Peridot’s extraordinary general meeting of its shareholders, which is scheduled to be held in both physical format and virtually on August 5, 2021 at 10:00 AM Eastern Time. You will be able to virtually attend, vote your shares and submit questions during the extraordinary general meeting via a live audio webcast by pre-registering at https://www.cstproxy.com/peridotspac/sm2021.

Supplemental Disclosures to Proxy Statement/Prospectus

The following information should be read in conjunction with the Proxy Statement/Prospectus. All page references in the information below are to pages in the Proxy Statement/Prospectus, and capitalized terms used in this Current Report on Form 6-K shall have the meanings set forth in the Proxy Statement/Prospectus, unless otherwise defined herein.

The Proxy Statement/Prospectus is hereby amended as follows:

The disclosure in the section entitled “Risk Factors – Li-Cycle’s operating and financial results forecast relies in large part upon assumptions and analyses developed by it and Peridot. If these assumptions or analyses prove to be incorrect, Li-Cycle’s actual operating and financial results may be materially different from its forecasted results” on page 43 of the Proxy Statement/Prospectus is hereby amended to replace the first full sentence in such risk factor header with the following:

Li-Cycle’s operating and financial results forecast relies in large part upon assumptions and analyses developed by Li-Cycle.

The disclosure in the section entitled “Risk Factors – Li-Cycle’s operating and financial results forecast relies in large part upon assumptions and analyses developed by it and Peridot. If these assumptions or analyses prove to be incorrect, Li-Cycle’s actual operating and financial results may be materially different from its forecasted results” on page 43 of the Proxy Statement/Prospectus is hereby amended to replace the first full sentence after such risk factor header with the following:

The projected financial and operating information of Li-Cycle appearing elsewhere in this proxy statement/prospectus reflects current estimates of future performance made by Li-Cycle.

The disclosure in the section entitled “The Business Combination – Background of the Business Combination” on page 92 of the Proxy Statement/Prospectus is hereby supplemented by adding the following after the first sentence in the first full paragraph on such page:

In connection with Peridot’s search, UBS, Barclays and Citi provided Peridot with a combination of deal sourcing assistance, industry guidance, limited valuation assistance, and process and transaction execution assistance, but did not materially assist or advise in connection with Peridot’s evaluation of such opportunities.

The disclosure in the section entitled “The Business Combination – Background of the Business Combination” on page 92 of the Proxy Statement/Prospectus is hereby supplemented by adding the following after the second sentence in the first full paragraph on such page:

In connection with the evaluation of these potential targets, Peridot entered into non-disclosure agreements with approximately 35 of such potential targets, each of which Peridot believes contained customary confidentiality terms (and none of which contained standstill or “don’t ask, don’t waive” provisions).

The disclosure in the section entitled “The Business Combination – Background of the Business Combination – Negotiations with Li-Cycle” on page 93 of the Proxy Statement/Prospectus is hereby supplemented by adding the following after the last sentence in the third full paragraph on such page:

Based on the discussions in connection with the terms of the initial draft of the Term Sheet, including the expected rollover of Li-Cycle equity and resulting majority ownership of Li-Cycle shareholders in the pro forma company, the parties understood that Li-Cycle’s management team would continue as the management team of the pro forma company following the Business Combination.

Additional Supplemental Disclosures to Proxy Statement/Prospectus

The following updates to the Proxy Statement/Prospectus are being made by Peridot and Li-Cycle voluntarily, and for the avoidance of doubt, such updates are not in response to the Demand Letters.

The Proxy Statement/Prospectus is hereby further amended as follows:

The table in the section entitled “The Business Combination – Certain Projected Financial Information – Financial Projections” on page 107 of the Proxy Statement/Prospectus is hereby supplemented by adding a new footnote (1) after the word “Revenue” in the first line of such table and replacing existing footnotes (1) and (2) in such table after the words “EBITDA” and “Cash Flow” with footnotes (2) and (3), respectively. The disclosure corresponding to such footnotes in such table shall be replaced with the following:

(1)

Revenue calculated on a gross basis (before treatment and refining charges incurred in connection with the sale of black mass). Battery supply at Li-Cycle’s Kingston Spoke have been negatively impacted in the second fiscal quarter of fiscal 2021 by COVID-19 related shutdowns in Ontario and Li-Cycle has revised its revenue projection for 2021E accordingly from $11.5 million to between $10.0 million and $11.5 million.

(2)

EBITDA calculated as net income (loss) before interest, taxes, depreciation and amortization. Li-Cycle has incurred certain expenses in calendar year 2021 that, in the aggregate, are likely to increase the projected EBITDA loss for calendar 2021 and Li-Cycle has accordingly revised its EBIDA projection for 2021E from $(6.2) million to between $(19.2) million and $(22.0) million. These expenses include (i) a professional fees charge of $2.0 million in the first quarter of 2021, (ii) a fair value loss of approximately $1.9 million in the second quarter of 2021 with respect to its outstanding restricted share units, (iii) certain expenses that it had anticipated would be incurred in 2022 but were incurred in calendar 2021 so as to continue to advance the development of the Rochester Hub, and (iv) higher than expected expenses associated with an increase in headcount to execute on Li-Cycle’s global growth plans.

(3)	Cash Flow calculated as EBITDA less Capital Expenditures.

The table in the section entitled “The Business Combination – Certain Projected Financial Information – Financial Projections” on page 107 of the Proxy Statement/Prospectus is hereby supplemented by replacing the amount corresponding to Revenue for 2021E with $10.0 - $11.5, the amount corresponding to 2021E EBITDA with $(19.2) - $(22.0) and the amount corresponding to 2021E Cash Flow with $(156.5) - $(159.3).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot (the “Proposed Transaction”), Newco has prepared and filed with the SEC a registration statement on Form F-4 that includes both a definitive prospectus of Newco and a definitive proxy statement of Peridot. Peridot has mailed the Proxy Statement/Prospectus to its shareholders on or about July 15, 2021. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title	Chief Executive Officer and Director

Date: July 29, 2021